                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 --------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                           The Cooper Companies, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Delaware                                    94-2657368
----------------------------------------       ---------------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)

6140 Stoneridge Mall Road, Suite 590, Pleasanton, CA          94588
----------------------------------------------------        ----------
(Address of principal executive offices)                    (Zip Code)

If this form relates to the             If this form relates to the registration
registration of a class of debt         of a class of debt securities and is to
securities and is effective             become effective simultaneously with
upon filing pursuant to                 the effectiveness of a concurrent
General Instruction A(c)(i)             registration statement under the
please check the following              Securities Act of 1933 pursuant to
box. [ ]                                General Instruction A(c)(2) please
                                        check the following box. [ ]


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                        Name of each exchange on which
     to be so registered                        each class is to be registered
     -------------------                        ------------------------------
Preferred Share Purchase Rights                 New York Stock Exchange, Inc.
                                                Pacific Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.    Description of Securities to be Registered.

               On October 29, 1997 the Board of Directors of The Cooper Companies, Inc., a Delaware corporation (the "Company") approved and the Company entered into a Rights Agreement with American Transfer & Trust Company, as Rights Agent (the "Rights Agreement").

               In connection with the Rights Agreement, the Board of Directors of the Company declared a dividend of one preferred share purchase right (the "Rights") for each outstanding share of common stock, par value $.10 per share (the "Common Shares"), of the Company outstanding at the close of business on November 17, 1997 (the "Record Date"). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until the close of business on October 29, 2007 (the "Expiration Date") (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-hundredth (1/100th) of a share of Series A Junior Participating Preferred Stock, par value $.10 per share (the "Preferred Shares"), at a price of $145.00 per one one-hundredth (1/100th) of a Preferred Share, subject to certain anti-dilution adjustments (the "Purchase Price"). Until the earlier to occur of
(i) the tenth (10th) day after (a) the first public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Common Shares (an "Acquiring Person") or (b) such earlier date as a majority of the Board of Directors of the Company shall become aware of the existence of an Acquiring Person (the earlier of (a) and (b) being called the "Shares Acquisition Date") or (ii) the tenth (10th) business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of the commencement of, or first public announcement of, an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The Rights will be transferred with and only with the Common Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

               Subject to the prior and superior rights of the holders of any shares of any class or series of stock of the Company ranking prior and superior to the Preferred Shares with respect to dividends, each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $100 per share plus any accrued but unpaid dividends and distributions thereon but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have

100 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Preferred Shares will not be redeemable. These
Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

               In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

               At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for Common Shares at an exchange rate of that number of Common Shares having an aggregate value equal to the Spread (as defined in the Rights Agreement) on the date that a Person becomes an Acquiring Person (subject to adjustment).

               The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the close of business on the tenth (10th) day following the Shares Acquisition Date. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

               The Rights will expire on the Expiration Date (unless earlier redeemed, exchanged or terminated). American Stock Transfer & Trust Company is the Rights Agent.

               The Purchase Price payable, and the number of one one-hundredths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or convertible securities, or subscription rights or warrants (other than those referred to above).

               Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

               Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

               One Right will be distributed to stockholders of the Company for each Common Share owned of record by them on November 17, 1997. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve the number of Preferred Shares that will be sufficient to permit the exercise in full of all outstanding Rights.

               The rights are designed to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 20% or more of the Company's stock on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a Person or group has become an Acquiring Person.

The Rights Agreement specifying the terms of the Rights and the text of the press release announcing the declaration of the Rights are incorporated herein by reference as exhibits to this Current Report. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2.   Exhibits
          --------

          1. Rights Agreement, dated as of October 29, 1997, between The Cooper Companies, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of The Cooper Companies, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4 of the Company's Current Report on Form 8-K dated October 29, 1997).

          2. Text of Press Release, dated October 30, 1997 (incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K dated October 29, 1997).

                                    SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             THE COOPER COMPANIES, INC.

Date:  November 3, 1997                 BY       /s/ Carol R. Kaufman
                                          ----------------------------------
                                          Name:  Carol R. Kaufman
                                          Title: Vice President, Secretary and
                                                 Chief Administrative Officer

                                  EXHIBIT INDEX

          1. Rights Agreement, dated as of October 29, 1997, between The Cooper Companies, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of The Cooper Companies, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4 of the Company's Current Report on Form 8-K dated October 29, 1997).

          2. Text of Press Release, dated October 30, 1997 (incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K dated October 29, 1997).